Exhibit 1

British American Tobacco p.l.c.

5 August 2020

British American Tobacco (“BAT”) announces new President for US business, Reynolds American

We are announcing the following changes:

Ricardo Oberlander will step down as President of Reynolds American, Inc. (“Reynolds American”) and from the Management Board on 31 August 2020 and will leave the Group at the end of the year. Ricardo has been with the Group for almost three decades, over seven years of which as a member of the Management Board, firstly as Regional Director Americas and then latterly leading Reynolds American. Ricardo steps down in order to pursue other opportunities.

Guy Meldrum, currently Regional Director, Asia-Pacific and Middle East, will succeed Ricardo as President of Reynolds American effective 1 September 2020.

Michael (Mihovil) Dijanosic, currently Area Director Asia-Pacific Area, will be appointed Regional Director, Asia-Pacific and Middle East, replacing Guy.

Commenting on the changes, BAT Chief Executive, Jack Bowles, said:

"I am grateful for the drive and leadership that Ricardo has brought to the Group throughout his career and for leaving the Reynolds American business in such robust shape. I would like to thank Ricardo for his significant contribution over the last three decades, including over seven years as a member of the Management Board. We all wish him the very best for the future.

Guy’s extensive experience with BAT over the last 26 years, including a number of senior roles in Australasia, the North Asia Area, Russia and his recent experience in leading the Asia-Pacific and Middle East Region, will serve him well to further drive the transformation of Reynolds American.

I am delighted to welcome Michael, who has over two decades of experience with the Group, to the Management Board. He has held a number of senior leadership roles in Asia Pacific across different markets and has been a member of the regional leadership team since 2012. This in-depth knowledge of the region positions him extremely well to succeed Guy.”

Enquiries:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

British American Tobacco Investor Relations

Mike Nightingale / Victoria Buxton / William Houston / John Harney
+44 (0)20 7845 1180 / 2012 / 1138 / 1263